EVERYTHING IS BETTER WITH DATA
Data & AI Nerd



Jon Flynn ·

3rd
Data & AI Nerd at Microsoft

Talks about #ai, #xbox, #sports, #microsoft, and #sporttech

Cold Spring Harbor, New York, United States ·

Contact info

2,483 followers · **500+ connections**

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 Microsoft

 Rhodes University

About

I lead Software Sales Teams that design and execute insanely great customer experiences. One of the things I enjoy the most about working in th ... see more

Experience



Data & AI Nerd
Microsoft
Sep 2020 – Present · 1 yr 1 mo
United States

Utilizing data to spearhead

innovation within Professional Sports.

Strategic Advisor

Urvin AI
Jan 2019 – Present · 2 yrs 9 mos
Greater New York City Area

Provide business operations and sales function advisory services to this growth-mode data startup.

Founder

bklynCapital
Aug 2012 – Present · 9 yrs 2 mos
Cold Spring Harbor, New York

Film distribution funding for independent and foreign filmmakers

Member Of The Board Of Advisors

Crosstek IT
Jan 2014 – Present · 7 yrs 9 mos

A managed services provider in Cyber Security, Cloud, IT & Professional Services organization serving the UKI area.

Strategic Advisor

SpotLogic
Sep 2016 – Present · 5 yrs 1 mo
Greater New York City Area

SpotLogic helps organizations dramatically increase sales performance by leveraging customer, opportunity and

Show 5 more experiences ⌄

Education

Rhodes University

Bachelor's Degree, Journalism
1993 – 1995
Activities and Societies: Rhodes Radio

DJ at student radio station


CityVarsity



CityVarsity
Master's Degree,
Cinematography
1996 – 1997
Activities and Societies: Film
Appreciation Society, Technology
in Filmmaking

Graduated with Honors in
Cinematography.

Licenses & certifications



Microsoft Global Hackathon 2021
Microsoft
Issued Sep 2021 · No Expiration Date

See credential



Microsoft Certified Trainer 2021-2022
Microsoft
Issued Jul 2021 · No Expiration Date

See credential



Accessibility in Action
Microsoft
Issued Jun 2021 · No Expiration Date

See credential

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Skills & endorsements

Enterprise Software · 72

 Endorsed by **Gary Nakamura and 7 others who are highly skilled at this**

 Endorsed by **2 of Jon's colleagues at Microsoft**

Cloud Computing · 64

 Endorsed by **3 of Jon's colleagues at Microsoft**

 Endorsed by **20 people who know Cloud Computing**

Computing

Start-ups · 41

 Endorsed by **2 of Jon's colleagues at Microsoft**

 Endorsed by **7 people who know Start-ups**

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Recommendations

Received (14)   Given (19)

Lisa Smith
Head Of Sales Operations at Hazel Health, Inc.

January 8, 2019, Lisa reported directly to Jon

Jon is a fun and energetic leader that drives his teams to success through his strong example of servant leadership. He is... **See more**

Hakiem George
Lead at Apple

June 19, 2016, Hakiem reported directly to Jon

Jon is easily the greatest leader I have had the pleasure to work with. His wisdom and guidance is something like I'... **See more**

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Accomplishments

1 Course   ⌄
MCSE +i

1 Language   ⌄
Afrikaans

Interests

 **Yahoo**
685,082 followers

 **Governanc**
86,615 members

 **Financial S**
211,871 members

 **Software &**
2,462,083 members

 **LinkedIn**
18,231,635 followers

 **Kathleen F**
Chief People
58,320 followers

See all